EXHIBIT 12.1

UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Earnings:
Income/(loss) from continuing operations	$12,249	$10,842	$20,783	$87,259
Add (from continuing operations):
Interest on indebtedness (a)	30,678	29,673	61,782	58,473
Portion of rents representative of the interest factor	483	485	966	940
Amortization of capitalized interest	1,107	934	2,159	1,865
Total earnings	$44,517	$41,934	$85,690	$148,537

Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$30,678	$29,673	$61,782	$58,473
Interest capitalized	3,786	3,775	7,989	8,615
Portion of rents representative of the interest factor	483	485	966	940
Fixed charges	$34,947	$33,933	$70,737	$68,028

Add:
Preferred stock dividends	929	931	$1,858	$1,862
Combined fixed charges and preferred stock dividends	$35,876	$34,864	$72,595	$69,890

Ratio of earnings to fixed charges	1.27	1.24	1.21	2.18
Ratio of earnings to combined fixed charges and preferred stock dividends	1.24	1.20	1.18	2.13
(a) Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.